UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Extraordinary General Meeting.

Spark Networks, SE (the “Company”) held an Extraordinary General Meeting of Shareholders on June 3, 2019. The final voting results for each proposal are set forth below.

1. Resolution on the increase in share capital against contributions in kind excluding the shareholders’ subscription rights and corresponding amendment of the Articles of Association (the “Capital Increase”).

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
983,654	74.7%	983,567	87	99.9912%

2. Resolution on the extension of the Administrative Board to eight members, effective as of the date of registration of the completion of the Capital Increase in the Company’s commercial register (the “Additional Election Date”).

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
983,656	74.7%	983,568	88	99.9911%

3. Resolution on the Election of Members of the Administrative Board.

The resolution was approved by shareholders as follows:

Member Nominee	Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
David Khalil	983,655	74.7%	983,632	23	99.9977%
Bradley J. Goldberg	983,655	74.7%	983,632	23	99.9977%
Jeronimo Folgueira	983,655	74.7%	983,632	23	99.9977%
Colleen Birdnow Brown	983,655	74.7%	983,632	23	99.9977%
Axel Peter Hefer	983,655	74.7%	983,632	23	99.9977%
Cheryl Michel Law	983,655	74.7%	983,632	23	99.9977%
Steven McArthur*	983,656	74.7%	983,633	23	99.9977%
Deepak Kamra*	983,655	74.7%	983,632	23	99.9977%

* Effective as of Additional Election Date

Management Changes.

Michael Schrezenmaier, the Company’s Chief Operating Officer and a Managing Director, is leaving the Company and his employment with the Company will terminate on June 30, 2019. Mr. Schrezenmaier’s departure from the Company is not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: June 5, 2019	By:	/s/ Jeronimo Folgueira
Name: Jeronimo Folgueira
Title: Chief Executive Officer

Date: June 5, 2019	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer